May 15, 2025

Robert Mailloux
Vice President and Controller
Honeywell International Inc.
855 South Mint Street
Charlotte, North Carolina 28202

       Re: Honeywell International Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 14, 2025
           File No. 001-08974
Dear Robert Mailloux:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Critical Accounting Estimates
Sales Recognition on Long-Term Contracts, page 42

1. We note that for certain long-term contracts, you recognize revenue based on an over-
       time recognition model using the cost-to-cost input method, and judgment is required when estimating total revenue and cost at completion on the over-time arrangements, as well as whether a loss is expected to be incurred on the contract. Please address the following items:

             Tell us whether you have recognized material favorable or unfavorable changes in estimates with respect to these contracts and provide us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response.

             Tell us the amount of contract losses recognized during each period presented and
 May 15, 2025
Page 2

           the status of material loss contracts.

             Revise your disclosures in future filings to quantify and discuss, if material, the gross impacts of changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K. Financial Statements and Supplementary Data
Note 22. Segment Financial Data, page 110

2. We refer to the realignment, during the first quarter of 2024, of certain of your business units into two new reportable business segments, Industrial Automation and
       Energy and Sustainability Solutions, and have the following comments:

             In regard to the Industrial Automation reportable segment, please tell us in sufficient detail how you determined that the respective operating segments met the aggregation criteria upon the addition of the Process Solutions business unit.
           Refer to ASC 280-10-50-11.

             Please tell us whether the change in reportable segments impacted your existing reporting units prior to the realignment. If so, please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. Refer to ASC 350-20-35-3C(f) and ASC 350-20-35-45.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing